# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CalEthos, Inc., CIK 0001174891
CUSIP: 91678P203
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 11753 Willard Avenue, Tustin, California (CA), 92782
Date of event which requires filing of this statement: 03/27/2026
Amends the filing with accession number 0001493152-24-009936
Filed by CIK 0001476255
Persons authorized to receive notices and communications: Michael Campbell, 11754 Willard Avenue, Tustin, California (CA), 92782, (714) 855-8100

## Reporting persons
- Michael Campbell (CIK 0001476255): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 13,066,667; shared voting power 0; sole dispositive power 13,066,667; shared dispositive power 0; aggregate amount beneficially owned 13,066,667 (43.6% of the class)
  Comment: (1) Includes (i) 8,554,199 shares of Common Stock, par value $0.001 per share (the "Common Stock"), of the Issuer (as defined in Item 1); (ii) 3,545,801 shares issuable upon the exercise of warrants to purchase 3,545,801 shares of Common Stock (the "Warrants") that were granted to the Reporting Person (as defined in Item 2) by the Issuer; and (iii) 666,667 shares of Common Stock issuable upon exercise of vested board of director options ("BOD Options") granted on November 28, 2023 under the Issuer's 2021 Equity Incentive Plan (the "Plan"). Of the securities reported herein, (i) 8,554,199 shares of Common Stock, (ii) the Warrants and (iii) 500,000 shares of Common Stock issuable upon the exercise of the BOD Options are owned directly by M1 Advisors LLC ("M1 Advisors"), a company of which Mr. Campbell and his wife are the sole members. Mr. Campbell may be deemed to beneficially own the securities of the Issuer held by M1 Advisors.
  
  (2) Based on 25,730,540 shares of Common Stock issued and outstanding as of March 16, 2026 as reported in Issuer's Annual Report on Form 10-K, filed with the United States Securities and Exchange Commission on March 31, 2026 (the "Form 10-K"), and includes 3,545,801 shares of Common Stock issuable upon the exercise of Warrants, plus 666,667 shares of Common Stock issuable upon the exercise of the Employee Options and BOD Options granted to Mr. Campbell under the Plan

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: CalEthos, Inc.
Address of issuer's principal executive offices: 11753 Willard Avenue, Tustin, California (CA), 92782

## Item 2. Identity and Background
Name of person filing: This Third Amendment to the Schedule 13D filed on September 24, 2018 (the "Original Schedule 13D"), as amended on June 6, 2019 (the "First Amendment") and on March 14, 2024 (the "Second Amendment"), is being filed by Michael Campbell (the "Reporting Person").
Residence or business address: The Reporting Person's address is 11753 Willard Avenue, Tustin, CA 92782.
Present principal occupation or employment: The Reporting Person is a member of the Board of Directors and the Senior Vice President, Corporate Development of the Issuer.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On September 12, 2018, M1 Advisors acquired 9,320,414 shares of Series A Preferred Stock, $0.001 par value per share (the "Series A Preferred Stock"), of the Issuer pursuant to a Preferred Purchase Agreement entered into with M1 Advisors and the other investors who were signatories thereto (collectively, the "Purchasers"). Pursuant to the Preferred Purchase Agreement, the Purchasers purchased from the Issuer an aggregate of 15,600,544 shares of Series A Preferred Stock for an aggregate purchase price of $15,600.54, or $0.001 per share. Of the shares purchased, 9,320,414 shares were purchased by M1 Advisors for a purchase price of $9,320.42. All of such shares were acquired with funds that M1 Advisors borrowed from an entity owned and controlled by the Reporting Person. As consideration for, and in settlement of, such loan, M1 Advisors transferred to such affiliated entity 505,000 shares of Series A Preferred Stock.

On December 21, 2018, all of the Series A Preferred Stock was automatically converted into shares of Common Stock on a one-for-one basis on the business day immediately following effectiveness of an amendment to the Issuer's articles of incorporation to increase the number of shares of Common Stock that the Issuer is authorized to issue to 100,000,000 shares. On March 25, 2019, M1 Advisors sold an aggregate of 806,471 shares of Common Stock to eight investors at a price of $0.695 per share. At such time, there was 8,954,199 shares of Common Stock owned by the Reporting Person and M1 Advisors.

On November 28, 2023, the Warrants were granted to M1 Advisors as compensation for the Reporting Person serving as an officer of the Issuer.

On November 28, 2023, the BOD Options were granted by the Issuer to the Reporting Person as compensation for the Reporting Person serving as an officer of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person is filing this Third Amendment to report that he has resigned from his position as the Chief Executive Officer of the Issuer and has been appointed as the Vice President, Corporate Development of the Issuer. Except as set forth herein, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider his positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but except as described herein, he has no present intention of doing so.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Percentage: 43.6%
Number of shares as to which each person has sole or shared power to vote or dispose: Sole power to vote or direct the vote: 0 Shared power to vote or direct the vote: 0 Sole power to dispose or to direct the disposition of: 0 Shared power to dispose or to direct the disposition of: 0
Transactions in the class effected during the past sixty days: The Reporting Person has not acquired or disposed of any shares of Common Stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Right to dividends or proceeds of sale: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than the agreements previously described, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

## Signatures
- Michael Campbell: /s/ Michael Campbell, Michael Campbell (04/01/2026)